File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2004

Macronix International Co., Ltd.

No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☑	Form 40-F ☐.

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑.

     [If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _____________ .]

Monthly Sales Report — May 2004
Regulated Announcement for the month of May 2004
Signatures

Monthly Sales Report — May 2004	3
Regulated Announcement for the month of May 2004	4 - 5
Signatures	6

MACRONIX INTERNATIONAL CO., LTD.
For the month of May 2004

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of May 2004.

     Sales volume (NT$: Thousand)

Time	Item	2004	2003	Changes	(%)
May	Invoice amount	2,269,092	1,468,929	800,163	54.47%
May	Net Sales	2,255,025	1,416,794	838,231	59.16%

     Funds lent to other parties (NT$: Thousand)

	Bal. As of	Bal. As of
	May, 2004 end	April , 2004 end	Limit of lending
MXIC	0	0	14,801,190
MXIC’s subsidiaries	1,511,661	1,487,301	5,661,148

     Endorsements and guarantees (NT$: Thousand)

	Limit of endorsement	May	Bal. As of period end
MXIC	14,801,190	0	4,358,012
MXIC’s subsidiaries	0	0	0
MXIC endorses for subsidiaries		0	4,358,012
MXIC’s subsidiaries endorses for MXIC		0	0
MXIC endorses for PRC companies		0	0
MXIC’s subsidiaries endorses for PRC companies		0	0

     Financial derivatives transactions (NT$: Million)

4-1 Hedging purpose:

For assets/liabilities denominated
in foreign currencies		For the position of floating rate liabilities

Underlying assets/liabilities	886	Underlying assets/liabilities	0
Financial instruments	2	Financial instruments	0
Realized profit (loss)	0	Realized profit (loss)	0

4-2 Trading purpose: None

MACRONIX INTERNATIONAL CO., LTD.
For the month of May 2004

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of MXIC; 2) the pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders of MXIC; 3) outstanding units and shares of ADR; 4) outstanding amount of Convertible Bonds by MXIC for the month of May 2004.

     The trading of directors, supervisors, executive officers and 10% shareholders:

		Number of shares
		held when elected
		(for Directors,	Number of shares	Number of shares
		Supervisors and	held as	held as
Title	Name	Executive Officers)	April 30,2004	May 31,2004	Changes
Executive Director & Chairman	Ding- Hua Hu	2,051,247	3,800,283	4,000,283	+200,000
Assistant Vice President	Y.L. Lin	0	10,075,413	9,913,413	-162,000
Assistant Vice President	H.C.Liu	0	779,356	743,356	-36,000
Assistant Vice President	Paul Yeh	0	9,311,102	9,149,102	-162,000

     The pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders: None

     Outstanding units and shares of ADR:

Outstanding of	Outstanding of	Outstanding of	Outstanding of
units on April 30, 2004	shares on April 30, 2004	units on May 31, 2004	shares on May 31, 2004
1,446,515.3	14,465,153.0	1,696,515.3	16,965,153

     Outstanding amount of Convertible Bonds:

		Outstanding Amounts	Outstanding Amounts
Convertible Bonds	Conversion Price	on April 30,2004	On May 31,2004
0.5% Convertible Bonds Due 2007	NT$28.2329	US$169,224,000	US$169,224,000
0% Convertible Bonds Due 2008	NT$11.9584	US$90,000,000	US$10,800,000

MACRONIX INTERNATIONAL CO., LTD.
For the month of May 2004

This is to report 1) the acquisition of assets by MXIC and 2) the disposition of assets by MXIC for the month of May 2004.

     The acquisition of assets:

			Purchase Price
		Trade Quantity	(Per Unit)
Date	Description of assets	(Unit)	(NT$)	Trade Amount (NT$)
2004/05/03	Jihsun Bond Fund	22,814,677.2600	13.1447 - 13.1589	300,000,000
2004/05/07	President James Bond Fund	21,849,224.4000	14.8277 - 14.8957	325,000,000
2004/05/13	Machinery equipment	1 set	794,746,320	794,746,320
2004/05/13	Machinery equipment	6 set	100,993,742	605,962,450

     The disposition of assets:

			Purchase Price
		Trade Quantity	(Per Unit)
Date	Description of assets	(Unit)	(NT$)	Trade Amount (NT$)
2004/05/28	Jihsun Bond Fund	22,814,677.2600	13.1567 - 13.1723	300,284,415
2004/05/31	President James Bond Fund	21,849,224.4000	14.8360 - 14.9097	325,273,803

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.
Date: June 28, 2004	By:	/s/ Paul Yeh
		Name:	Paul Yeh
		Title:	Associate Vice President of Finance Center